Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JUNE 2020	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Consolidated Results for the First Quarter of 2020

  1Q2020 GROUP’S SALES AND OPERATIONS AFFECTED BY COVID-19
  GROSS MARGIN IMPROVING, DESPITE DECLINING SALES
  ACTIONS TAKEN TO REDUCE COSTS IN RESPONSE TO COVID-19
  LIKE-FOR-LIKE DOS CHAIN STILL PROFITABLE AT STORE LEVEL

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--June 26, 2020--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ1) (“Natuzzi” or the “Company”) approved today its 2020 first quarter unaudited consolidated financial results.

Update Of Covid-19 Impact On The Group’s Operations

Consolidated net sales for the first quarter of 2020 were affected by the COVID-19 pandemic, originated in China at the beginning of the year and subsequently spread globally.

As stated in our press release dated February 24, 2020, the Group’s Chinese plant, located in Shanghai and currently serving the North American and Asian market, was closed for safety-related reasons for two weeks, in addition to the Chinese New Year holiday period. Operations in China started to resume only at the end of February and gradually. For the same reasons, our points of sale in China were closed during the same period.

In addition, as the contagion started to aggressively spread outside of China, in March severe lockdown measures were introduced in most of the countries in which we operate, leading to a significant reduction in the Group’s and its customers’ activities worldwide.

While Chinese economy has been the first to emerge from the sanitary crisis, emergency still persists in areas such as the Americas, whereas in Europe virus containment measures that were adopted locally by different governments have started to be eased only from the beginning of May.

Considering the current evolution of the contagion and the uncertainties related to its duration and intensity globally, coupled with the recent resurgence of the virus in China, it is still difficult to determine the likely extent of the economic and social effects of the pandemic on international markets and, consequently, on the Group’s results for the rest of the current year. For sure, 2q2020 consolidated sales resulted in a significant reduction compared to the same period of 2019.

As a result of the COVID-19 outbreak, the Company remains strongly focused on minimizing cash outlays, including, among others, managing workforce costs, delaying capital expenditures and reducing discretionary expenses.

First Quarter 2020 results

As a result of the above-mentioned effects of the pandemic, consolidated net sales for the first quarter of 2020 were €82.5 million, down 22.4% from €106.2 million in 2019 same period.

Considering the Group’s core business only (upholstery, accessories and home furnishings), net sales were €78.5 million, down 22.4% compared to last year first quarter, as a result of the 43.7% decrease in Private Label sales and a 15.9% decrease in the Natuzzi sales.

Other sales were €4.0 million.

The 15.9% decrease in Natuzzi branded revenues was the result of the 22.8% decrease in the Americas, a 12.2% decrease in the EMEAI and a 11.2% decrease in the Asia-Pacific region.

Natuzzi branded sales, generated by the direct retail (Directly Operated Stores and concessions) and third-party operated points of sale, were €65.2 million and represented 83.1% of the Group’s core business, versus 76.7% in the first quarter of 2019.

The Group now directly operates 56 mono-brand DOS, of which 40 Natuzzi Italia, 14 Divani&Divani by Natuzzi stores and 2 new Natuzzi Editions DOS in the UK. In addition, the Group directly operates 11 Natuzzi Italia concessions in Mexico.

During the first three months of 2020, DOS sales were €14.8 million, down 10.0% versus the same period of 2019, mainly affected by the closures of most of the points of sales as a result of the lockdown measures.

On a like-for like basis, during the first quarter of 2020 revenues of the 50 DOS were down 10.6%, with a positive result at store level notwithstanding the significant decline in sales.

The Natuzzi division also includes sales generated by third-party operated mono-brand points of sales (Franchised operated stores, or FOS, and galleries), whose sale were €49.5 million, down 17.1% compared to 2019 first quarter, as a result of the 29.9% decrease in the Americas, a 9.3% decrease in the EMEAI and a 11.2% decrease in the Asia-Pacific region.

Sales generated by the unbranded wholesale division, addressing the mass-merchant distribution, were €13.3 million, down 43.7% from €23.6 million in 2019 first quarter.

In light of the tariffs imposed by the US Administration on goods imported from China, the Company has started to outsource in Vietnam part of its Private Label production for some Key Accounts in the USA. The Company continues to explore further external industrial capacity in low-cost European Countries.

1Q2020 Gross margin

First quarter 2020 consolidated gross margin was 34.2%, up from 30.1% in 2019 same quarter, thanks to a favorable trend in raw material prices, a better sales mix, notwithstanding decreasing sales. In addition, the actions adopted by the Group contributed to lowering the industrial and labor costs.

1Q2020 Selling, Administrative and other income/expenses

Selling, Administrative and other operating income/expenses were €33.2 million (or 40.2% on revenues), decreasing from €35.0 million (or 32.9% on revenues) in 2019 first quarter, due to the restructuring of our distribution network in Europe, but also as a result of cost-cutting actions put in place in an effort to offset the reduction in sales.

Selling expenses include also €1.0 million of non-cash goodwill impairment charges related to our retail operations in Mexico.

1Q2020 results

The Group reported an operating loss of €4.9 million, which includes the above-mentioned impairment, versus an operating loss of €3.0 million in 2019 first quarter.

Net Profit deriving from the 49% share of the Chinese vehicle was €0.4 million in 2020 first quarter.

Loss for the period was €7.8 million.

As of March 31, 2020, cash and cash equivalents in the statement of financial position for the Group were €29.5 million from €39.8 million at the end of 2019, and the Group’s net financial position before lease liabilities was negative at -€5.2 million, compared to -€2.8 million at the end of 2019.

Net cash provided by operating activities less net investments was positive at €1.8 million.

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Chairman and CEO, Pasquale Natuzzi, commented: “What we are living in is an unprecedented period of time, not only for our industry, but for the global trade as a whole, as COVID-19 has affected everyone’s lives, everywhere. Unfortunately, the current sanitary emergency still remains a serious problem in many areas of the world.

The pandemic has had a far-reaching impact over our business. Before the outbreak of the virus, the branded business was growing in line with our expectations. As the spreading of the virus became global, we gradually closed all our stores and industrial facilities resulting in a sudden, overnight, shutdown of the activity, which has lasted for months, thus affecting the Group’s overall operations. Being a global player, we were affected in an inhomogeneous way, as we had to close part of our industrial and commercial activities in different moments of the year: initially in China, then in Europe and lastly in America, resulting in fragmented interruptions of the business. At the same time, our effort was concentrated to implement initiatives to manage and preserve short-term liquidity to counterbalance the dramatic decline in sales caused by the pandemic.

We began reopening our stores gradually from May, according to local governments regulations, but some stores are still closed, as it is the case in the USA or Brazil. In countries were restrictions were lifted, customer demand has been moderately positive over the last few weeks. We are closely monitoring consumer behavior as we reopen more stores and adopt a flexible approach as we get through this crisis.

China has confirmed to be the first country to come out of the crisis. During these months, we have worked intensely with our partners to be ready for the restart in this important market. We recently organized our retail congress, also through digital platform, and prepared a specific event in Shanghai to present, in two flagships stores, our 2020 collection as a world preview.

Elsewhere, the situation is still evolving. While it is impossible to predict the rate at which business will return to pre-crisis levels, we have seen first signs of recovery in the order flow during the last few weeks, with particular reference to our retail business, but the overall picture is mixed. Some markets, such as the North and South America, are still affected by the virus containment measures in place, whereas other countries, such as those located in Europe, are gradually returning to normality, as almost all the restrictions have been lifted by the relevant governments.

In addition, as the recent data suggests, fear for a second wave of contagion in China, that could halt business again, is growing. Therefore, as of today, uncertainty as for the recovery of the global economy still remains.

Our industrial facilities, with the exception of Brazil, have fully restarted their operations. In additions, after weeks of severe restriction measures, negotiations to set up a new industrial partnership in the Eastern Europe have restarted.

Management continues to be highly focused on taking actions to mitigate the adverse effects generated by the COVID-19 and, in particular, has been implementing stricter procedures to manage liquidity and working capital needs, initiating measures to reduce the cost of labor, deferring certain capital expenditures, and cutting non-essential expenses.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Additional Information

This news release is just one part of the Company’s financial disclosures and should be read in conjunction with other information filed with the U.S. Securities and Exchange Commission, available at https://www.natuzzigroup.com/en-EN/ir/financial-release.html under the “SEC Filings” section.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

1 The Company is noncompliant with quantitative/qualitative continued NYSE listing standards (see https://www.nyse.com/quote/XNYS:NTZ). For further information, please see the press release issued by the Company on April 25, 2020.

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the first quarter of 2020 and 2019 on the basis of IFRS -IAS (expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	31-Mar-20	31-Mar-19%		31-Mar-20	31-Mar-19

Revenues	82.5	106.2	-22.4%	100.0%	100.0%
Cost of Sales	(54.2)	(74.2)	-26.9%	-65.8%	-69.9%
Gross profit	28.2	32.0	-11.7%	34.2%	30.1%

Other income	0.9	1.2		1.1%	1.1%
Selling Expenses	(25.0)	(27.5)	-9.3%	-30.3%	-25.9%
Administrative expenses	(8.3)	(8.5)	-2.3%	-10.1%	-8.0%
Impairment on trade receivables	(0.5)	0.0		-0.6%	0.0%
Other expenses	(0.3)	(0.1)		-0.4%	-0.1%

Operating profit/(loss)	(4.9)	(3.0)		-6.0%	-2.8%

Finance income	0.1	0.1
Finance costs	(1.6)	(2.5)
Net exchange rate gains/(losses)	(1.6)	0.5
Net finance income/(costs)	(3.2)	(1.8)

Share of profit/(loss) of equity-method investees	0.4	0.4

Profit/(Loss) before tax	(7.7)	(4.4)		-9.4%	-4.1%

Income tax expense	(0.1)	(0.2)		-0.1%	-0.2%

Profit/(Loss) for the period	(7.8)	(4.6)		-9.5%	-4.4%

Profit/(Loss) attributable to:

Owners of the Company	(7.7)	(4.6)		-9.4%	-4.4%
Non-controlling interests	(0.1)	0.0

Profit/(loss) per Ordinary Share	(0.14)	(0.08)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Mar-20	31-Dec-19

ASSETS
Non-current assets	205.4	212.5
Current assets	142.2	156.9
TOTAL ASSETS	347.6	369.4

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	95.2	103.1
Non-controlling interests	1.2	1.7
Non-current liabilities	109.9	112.6
Current liabilities	141.2	152.0
TOTAL EQUITY AND LIABILITIES	347.6	369.4

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Mar-20	31-Dec-19

Net cash provided by (used in) operating activities	2.3	4.7

Net cash provided by (used in) investing activities	(0.5)	(3.3)

Net cash provided by (used in) financing activities	(12.0)	(24.2)

Increase (decrease) in cash and cash equivalents	(10.2)	(22.8)

Cash and cash equivalents, beginning of the year	37.8	60.4

Effect of movements in exchange rates on cash held	(0.2)	0.3

Cash and cash equivalents, end of the period	27.4	37.8

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Mar-20	31-Dec-19
Cash and cash equivalents in the statement of financial position	29.5	39.8
Bank overdrafts repayable on demand	(2.1)	(2.0)
Cash and cash equivalents in the statement of cash flows	27.4	37.8

Contacts

For information:

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date: JUNE 26, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi